7/14


03024649

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Argent Ventures Ltd

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
JUL 22 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 2000 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 7/18/03

REGENT VENTURES LTD.

Penthouse 8, 1060 Alberni Street
Vancouver, B.C., Canada V6E 4K2

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of the Members of Regent Ventures Ltd. (hereinafter called the "Company") will be held at the offices of Beruschi & Company, #501, 905 West Pender Street, Vancouver, British Columbia on March 31, 2003 at the hour of 10:00 o'clock in the forenoon for the following purposes:

1. To receive and consider the Report of the Directors, the audited financial statements of the Company for the period ended December 31, 2002 and the report of the auditor thereon;
2. To appoint Lancaster & David, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors;
3. To ratify, confirm and approve all acts, deeds and things done by and proceedings of the Directors and Officers of the Company on its behalf since the last Annual General Meeting;
4. To determine the number of Directors at three;
5. To elect Directors for the ensuing year;
6. To consider and, if thought fit, to approve the proposed stock option plan for implementation by the Company;
7. To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Members who are unable to attend the Annual and Special General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the office of the Company's Transfer Agent, Pacific Corporate Trust Company, at 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, this 24th day of February, 2003.

BY ORDER OF THE BOARD OF DIRECTORS



ED MUELLER
President and Director

AR/S
12-31-02

REGENT VENTURES LTD.

Penthouse 8 - 1060 Alberni Street
Vancouver, British Columbia, CANADA V6E 4K2

(604) 669-7775

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT FEBRUARY 24, 2003 FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF MEMBERS TO BE HELD ON MARCH 31, 2003.

This Information Circular is furnished in connection with the solicitation of proxies by management of Regent Ventures Ltd. (the "Company") for use at the Annual and Special General Meeting of Members to be held on March 31, 2003 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, Directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

ADVANCE NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

Advance Notice of Meeting was published on January 30, 2003 pursuant to the requirements of Section 111 of the *Company Act* of the Province of British Columbia and Section 4 of the Regulations to the *Company Act*.

APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE DIRECTORS OF THE COMPANY. A MEMBER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND IN EITHER CASE DELIVERING THE COMPLETED PROXY TO THE OFFICE OF THE COMPANY'S TRANSFER AGENT, PACIFIC CORPORATE TRUST COMPANY AT 10TH FLOOR, 625 HOWE STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B8, NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING.

A Member who has given a Proxy may revoke it by an instrument in writing delivered to the said office of the Company's Transfer Agent at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting, or in any manner provided by law.

VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY <u>IN FAVOUR OF</u> EACH MATTER IDENTIFIED IN THE PROXY AND <u>FOR</u> THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES.

The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. February 24, 2003 has been fixed in advance by the Directors as the record date for the purposes of determining those Members entitled to receive notice of, and to vote at, the Meeting. As at the record date, 27,596,596 shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.

To the knowledge of the Directors and Senior Officers of the Company, the following sets out the persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company:

NAME	NO. OF VOTING SECURITIES	PERCENTAGE
Eberhard Mueller	3,807,830[1]	14.1%

[1] Includes 828,000 shares held indirectly through Active Management Ltd., a British Columbia non-reporting company wholly-owned by Mr. Mueller and 2,509,755 shares indirectly by Mercap Investments Inc., a British Columbia non-reporting company 50% owned by Mr. Mueller, a Director of the Company.

ELECTION OF DIRECTORS

Previously at an Annual General Meeting of Members, the number for which positions exist on the Company's Board had been fixed at three.

The persons named in the following table are management's nominees to the Board. Each Director elected will hold office until the next Annual General Meeting unless their office is earlier vacated in accordance with the Articles of the Company and the *Company Act* or unless he or she becomes disqualified to act as a Director.

NAME AND ADDRESS OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION	PERIOD SERVED AS A DIRECTOR	APPROXIMATE NUMBER OF VOTING SECURITIES*
Eberhard Mueller Vancouver, BC President and Director	Mining Executive	June 25, 1992 to date	3,807,830
Richard D. Wilson Vancouver, BC Director	Mining Executive; formerly in real estate development	June 23, 1993 to date	2,434,656
Douglas E. Eacrett New Westminster, BC Director	Lawyer	May 31, 2002 to date	10,000

*Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily resident in Canada.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the Directors of the Company are required to elect from their number an Audit Committee. Eberhard Mueller, Richard D. Wilson and Douglas Eacrett are the three current Directors elected by the Board of Directors of the Company to the Audit Committee.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary of Executive Compensation

Eberhard Mueller became the President and Chief Executive Officer of the Company on December 9, 1992. The following table discloses annual salary and bonus compensation and long-term compensation received by this officer of the Company (the "Named Executive Officer") during the financial years ended July 31, 2000 and 2001 and December 31, 2001 and 2002. No other officer's annual compensation during such periods exceeded $100,000.00.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position (a)	Year[1] (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Eberhard Mueller President and CEO	Dec. 2002	Nil	Nil	Note [2]	1,090,000	Nil	Nil	Nil
	2001	Nil	Nil	Note [2]	Nil	Nil	Nil	Nil
	July 2001	Nil	Nil	$30,000[3]	Nil	Nil	Nil	Nil
	2000	Nil	Nil	$30,000[3]	Nil	Nil	Nil	Nil

[1] Commencing December 31, 2001, the Company changed its financial year-end from July 31 to December 31.

[2] For management services performed by Mercap Investments Inc. ("Mercap") at a fee of $3,500 per month. Mercap is a British Columbia non-reporting company owned 50% by Eberhard Mueller. During the fiscal year ended December 31, 2002, Mercap received management fees totaling $42,000 ($17,500 in the five months ended December 31, 2001) pursuant to this contract.

[3] For management services performed by Active Management Ltd., a British Columbia non-reporting company wholly-owned by Eberhard Mueller.

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its Directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve a block of the unissued Treasury shares of the Company equal to 10% of its issued share capital for issuance to Directors and Key Employees with respect to options that have been granted or may be granted pursuant to the Company's proposed stock option plan (See "Particulars of Other Matters to be Acted Upon"). Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interest of the Company.

During the most recently completed financial year, options to purchase 640,000 common shares of the Company's capital stock at a price of $0.11 per share exercisable on or before January 14, 2004 and options to purchase 450,000 common shares of the Company's capital stock at a price of $0.17 per share exercisable on or before June 28, 2004 were granted to the Named Executive Officer

The following options and SARs were exercised by the Named Executive Officer during the most recently completed financial year and outstanding to the Named Executive Officer at December 31, 2002.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Eberhard Mueller	640,000	93,300	450,000 (Exercisable)	Nil

Termination of Employment or Change of Control

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officer in the financial year ended December 31, 2002 or the current financial year in view of compensating such Officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $100,000.00.

Compensation of Directors

During the most recently completed financial year the Directors of the Company did not receive fees for attendance of board meetings or other cash compensation in their capacity as Directors. The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as Directors. Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

Options to purchase an aggregate of 1,250,000 common shares of the Company's capital stock at a price of $0.17 per share exercisable on or before June 28, 2004 were granted to non-executive Directors during the Company's most recently completed financial year.

The following options and SARs were exercised by non-executive Directors during the most recently completed financial year and outstanding to non-executive Directors at December 31, 2002.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Non-executive Directors as a group	900,000	144,000	1,350,000 (Exercisable)	Nil

MANAGEMENT CONTRACTS

The Company is party to a Management Contract dated August 1, 2001, with Mercap Investments Inc., a British Columbia non-reporting company owned 50% by Eberhard Mueller, President of the Company, and 50% by Richard Wilson, a Director of the Company, whereby Mercap Investments Inc. is engaged to perform certain management services at a fee of $3,500 per month.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Company has been indebted to the Company or its subsidiary during the financial year ended December 31, 2002, other than in the ordinary course of business.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of Lancaster & David, Chartered Accountants, as the Company's auditor until the next Annual General Meeting of Members at a remuneration to be fixed by the Board of Directors. Lancaster & David were first appointed auditors on January 8, 1999.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Matters to be acted upon

The Directors and Officers of the Company have an interest in the resolution concerning the ratification of acts of Directors and approval of the stock option plan. Otherwise, no Director or Senior Officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Material Transactions since January 1, 2002

Private Placement

Pursuant to a private placement agreement dated November 20, 2002, Mercap Investments Inc. ("Mercap"), a British Columbia non-reporting company owned 50% by Eberhard Mueller, President and a director of the Company, and 50% by Richard Wilson, a director of the Company, purchased 500,000 units of the Company's securities at a price of $0.10 per unit. Each unit consists of one common share and one non-transferable share purchase warrant entitling the placee to purchase one additional common share of the Company for $0.10 for two years. The private placement was completed in accordance with the policies of, and was approved by, the TSX Venture Exchange. The shares issued to Mercap are restricted from trading until May 6, 2003.

Other Related Party Transactions

During the financial year ended December 31, 2002, the Company entered into certain transactions with Directors of the Company or companies controlled by Directors of the Company as follows:

1. Management fees totalling $42,000 were paid or accrued to Mercap Investments Inc., a non-reporting British Columbia company owned 50% by Eberhard Mueller, President and a Director of the Company, and 50% by Richard Wilson, a Director of the Company;

2. The Company is indebted in the amount of $2,644 at December 31, 2002 to Eberhard Mueller, Richard Wilson and Mercap Investments Inc. representing the net amount of cash advances made to the Company; and

3. The Company is indebted in the amount of $1,900 at December 31, 2002 to a private company owned by Richard Wilson, a Director of the Company, representing cash advances made to the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan and Incentive Stock Options

During 2002, the Exchange revised its policies with respect to incentive stock options, now requiring that listed companies only issue incentive stock options pursuant to the terms of a stock option plan that has been approved by the shareholders of the Company and the Exchange. Management of the Company believes that incentive stock options serve an important function in furnishing directors, officers, employees and consultants (collectively the "Eligible Parties") of the Company an opportunity to invest in the Company in a simple and effective manner and better aligning the interests of the Eligible Parties with those of the Company and its members through ownership of shares in the Company. Accordingly, at the Meeting the members will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend that the shareholders approve, the Company's proposed stock option plan (the "Plan") and the allotment and reservation of sufficient common shares from treasury to provide the shares necessary for issuance upon the exercise from time to time of options granted pursuant to the Plan.

The Plan has been prepared by the Company in accordance with the policies of the Exchange and is in the form of a rolling stock option plan reserving for issuance upon the exercise of options granted pursuant to the Plan a maximum of 10% of the issued and outstanding shares of the Company at any time, less any shares required to be reserved with respect to options granted by the Company prior to the implementation of the Plan. The Plan will be administered by the Board of Directors of the Company, or a committee of three directors, if so appointed by the Board (the "Committee"). Subject to the provisions of the Plan, the Committee in its sole discretion will determine all options to be granted pursuant to the Plan, the exercise price therefore and any special terms or vesting provisions applicable thereto. The Committee will comply with all Exchange and other regulatory requirements in granting options and otherwise administering the Plan. A summary of some of the additional provisions of the Plan follows:

(i) options granted to insiders of the Company as a total in any twelve-month period shall not exceed 10% of the issued and outstanding shares of the Company at the beginning of the period;
(ii) options granted to any one person as a total in any twelve-month period shall not exceed 5% of the issued and outstanding shares of the Company at the beginning of the period;
(iii) options granted to any one Consultant to the Company as a total in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company at the beginning of the period;
(iv) options granted to an employee engaged in investor relations activities of the Company in aggregate in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company at the beginning of the period;
(v) options granted shall be non-assignable and not transferable and shall not have a term in excess of five years;
(vi) the exercise price of options granted shall not be less than the closing price of the Company's shares on the last trading day less the any discount permitted by the Exchange, but, in any event, not less than $0.10 per share;
(vii) all options granted shall be evidenced by written option agreements; and
(viii) any amendment to reduce the exercise price of options granted to insiders of the Company shall be subject to approval of the disinterested shareholders of the Company, the majority vote of the members other than the insiders of the Company.

Pursuant to the policies of the Exchange, the shares underlying any options granted will be restricted from trading for a period of four months from the date of grant of the option. A copy of the Plan will be available at the Meeting for review by interested members.

The directors of the Company believe the Plan is in the Company's best interests and recommend that the members approve the Plan.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF MEMBERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated at Vancouver, British Columbia, this 24th day of February, 2003.

REGENT VENTURES LTD.



EBERHARD MUELLER
President, Chief Executive Officer and Chief Financial Officer

1

BCSC

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF: X Schedule A

X Schedules B & C

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Regent Ventures Ltd.		December 31, 2002	03/02/25

ISSUER ADDRESS

Penthouse 8 – 1060 Alberni Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, BC		V6E 4K2	(604) 687-3581	(604) 669-7775

CONTACT NAME	CONTACT POSTION	CONTACT TELEPHONE NO.
Richard Wilson	Director	(604) 669-7775

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
	www.regentventures.ca

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Richard Wilson"	**Richard Wilson**	03/02/26

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Eberhard Mueller"	**Eberhard Mueller**	03/02/26

REGENT VENTURES LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

9

LANCASTER & DAVID
CHARTERED ACCOUNTANTS

Incorporated Partners
David E. Lancaster, C.A.
Michael J. David, C.A.

AUDITORS' REPORT

To the Shareholders of Regent Ventures Ltd.

We have audited the balance sheets of Regent Ventures Ltd. as at December 31, 2002 and 2001 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Lancaster & David

CHARTERED ACCOUNTANTS

Vancouver, BC
February 13, 2003

New Westminster Office - Suite 404, 960 Quayside Drive, New Westminster, BC, Canada V3M 6G2 **Facsimile:** 604.524.9837
Vancouver Office - Suite 3240, 666 Burrard Street, Vancouver, BC, Canada V6C 2X8 **Facsimile:** 604.602.0867
Telephone: 604.717.5526 **Email:** admin@lancasteranddavid.ca

REGENT VENTURES LTD.
BALANCE SHEETS
AS AT DECEMBER 31

		2002		2001
ASSETS				
CURRENT				
Cash	$	11,250	$	142,464
Short-term investments		10,000		10,000
Taxes recoverable		12,624		12.197
Prepaid expenses		1,753		4,237
Due from related parties *(Note 6)*		-		2,595
		35,627		171,493
CAPITAL ASSETS *(Note 4)*		22,310		-
INTEREST IN MINERAL PROPERTIES *(Note 5)*		775,495		500,327
	$	833,432	$	671.820
LIABILITIES				
CURRENT				
Accounts payable and accrued liabilities	$	14,195	$	10,724
Due to related parties *(Note 6)*		5,030		-
		19,225		10,724
LIABILITY TO ISSUE SHARES *(Note 7)*		50,000		-
		69,225		10,724
SHAREHOLDERS' EQUITY				
SHARE CAPITAL *(Note 8)*		4,870,989		4,627,347
DEFICIT		(4,106,782)		(3,966,251)
		764,207		661,096
	$	833,432	$	671,820

Approved on behalf of the Board:



Eberhard Mueller - Director



Richard Wilson – Director

The accompanying notes are an integral part of these financial statements

REGENT VENTURES LTD.
STATEMENTS OF LOSS AND DEFICIT

	Year ended December 31, 2002	Five months ended December 31, 2001	Twelve months ended July 31, 2001
		(Note 9)	*(Note 9)*
INTEREST INCOME	$ 564	$ 26	$ 396
EXPENSES			
Amortization	**3,173**	-	-
Bank charges and interest	**1,159**	537	11,540
Management fees	**42,000**	17,500	30,000
Office and general	**12,546**	7,385	16,146
Professional fees	**18,825**	29,709	13,144
Property investigation	**2,445**	11,625	-
Rent	**24,320**	9,950	-
Telephone	**13,677**	-	-
Transfer agent and filing fees	**9,473**	4,649	12,557
Travel and accommodation	**13,477**	-	-
	141,095	81,355	83,387
NET LOSS FOR THE YEAR	**140,531**	81,329	82,991
DEFICIT, BEGINNING OF YEAR	**3,966,251**	3,884,922	3,801,931
DEFICIT, END OF YEAR	**$ 4,106,782**	$ 3,966,251	$ 3,884,922
LOSS PER SHARE			
Basic	**$ 0.01**	$ 0.01	$ 0.01
Fully Diluted	***Anti-dilutive***	*Anti-dilutive*	$ 0.01
Weighted average number of shares outstanding			
Basic	**26,114,554**	23,444,179	17,189,279
Fully Diluted	**26,144,836**	24,081,854	17,189,279

The accompanying notes are an integral part of these financial statements

REGENT VENTURES LTD.
STATEMENTS OF CASH FLOWS

	Year ended December 31, 2002	Five months ended December 31, 2001 *(Note 9)*	Twelve months ended July 31, 2001 *(Note 9)*
CASH FLOWS PROVIDED BY (USED FOR):			
OPERATING ACTIVITIES			
Net loss for the year	**$ (140,531)**	$ (81,329)	$ (82,991)
Adjusted for item not involving cash:			
Amortization	**3,173**	-	-
	(137,358)	(81,329)	(82,991)
Net changes in non-cash working capital items:			
Short-term investments	**-**	(5,500)	829
Taxes recoverable	**(668)**	(10,575)	(373)
Prepaids expenses	**(8,234)**	7,514	(1,819)
Accounts payable and accrued liabilities	**(4,848)**	(40,913)	8,680
Accrued rent, management fees and property investigation to related parties	**26,363**	(57,392)	61,231
	12,613	(106,866)	68,548
	(124,745)	(188,195)	(14,443)
INVESTING ACTIVITIES			
Purchase of capital assets	**(25,484)**	-	-
Recovery of taxes	**78,830**	-	-
Mineral property acquisition and exploration expenditures	**(352,557)**	(284,365)	(10,552)
	(299,211)	(284,365)	(10,552)
FINANCING ACTIVITIES			
Issuance of share capital	**242,742**	615,500	-
Liability to issue shares *(Note 7)*	**50,000**	-	24,500
	292,742	615,500	24,500
(DECREASE) INCREASE IN CASH DURING THE YEAR	**(131,214)**	142,940	(495)
CASH (BANK OVERDRAFT), BEGINNING OF YEAR	**142,464**	(476)	19
CASH (BANK OVERDRAFT), END OF YEAR	**$ 11,250**	$ 142,464	$ (476)

The accompanying notes are an integral part of these financial statements

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on a going concern basis which implies the Company will continue to realize the carrying value of assets and discharge its liabilities in the normal course of business. The Company has experienced recurring losses and has not generated profitable operations to date. The continuation of the Company as a going concern is dependent upon its ability to obtain financing for the continuing exploration and development of its resource properties and the attainment of profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Mineral Properties

The Company capitalizes the acquisition cost of mineral properties and related exploration and development costs on an individual property basis. The amounts shown for mineral properties represent costs incurred to date, less write-downs, and do not necessarily reflect present or future values. These costs will be amortized over the estimated productive lives of the properties following the commencement of commercial production using the unit of production method. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral properties and related deferred exploration costs could be written off. Costs relating to mineral properties that are sold or abandoned are written off when such events occur or are written down to a nominal amount when management decides not to commit any further exploration or development of the property. Interests acquired under option agreements, whereby option payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from options granted are applied to the cost of the related property and any excess is included in earnings for the year. Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

Estimates and Assumptions

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Financial Instruments

The fair value of the Company's current assets and current liabilities were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. Management believes the Company is not subject to significant interest rate risk, foreign currency risk or credit risk.

Loss Per Share

The loss per share figures are calculated using the weighted average number of shares outstanding during the respective fiscal periods. The calculation of fully diluted earnings per share figures considered the potential exercise of outstanding share purchase options and warrants or other contingent issuances (i.e. Special Warrant financings) to the extent each option, warrant or contingent issuance was dilutive.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Capital Assets
Amortization of capital assets is provided using the declining balance basis at the following rates: 25% per annum (12.5% in the year of acquisition) for mining equipment, and 20% per annum (10% in the year of acquisition) for office equipment. Refer to Note 4.

Cash and Cash Equivalents
Cash equivalents consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when acquired. As at December 31, 2002 and 2001, there were no cash equivalents.

Stock-based Compensation Plan
The Company grants stock options under a fixed stock option plan in accordance with the TSX Venture Exchange policies (Note 10). No compensation expense is recognized when stock options are granted to directors and employees. Any consideration paid by directors and employees on exercise of stock options is credited to share capital.

NOTE 3 – CHANGE IN ACCOUNTING POLICY

The Company grants stock options in accordance with the TSX Venture Exchange policies (Note 10). No compensation expense is recognized when stock options are granted to directors and employees. Any consideration paid by directors and employees on exercise of stock options is credited to share capital.

Effective January 1, 2002 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to stock-based compensation and other stock-based payments. The new recommendations require that stock-based payments to non-employees be accounted for using a fair value based method of accounting. The recommendations encourage, but do not require, the use of a fair valued based method to account for stock-based compensation to employees. The Company has elected to continue recording stock-based compensation to employees using an intrinsic value based method and will disclose pro forma information on the fair value of options issued during the period in the notes to the financial statements. Refer to Note 10. The adoption of this new accounting policy has no cumulative effect on the prior period's financial statements.

NOTE 4 – CAPITAL ASSETS

	December 31, 2002			December 31, 2001
	Cost	Accumulated Depletion and Depreciation	Net Book Value	Net Book Value
Mining equipment	$ 25,000	$ (3,125)	$ 21,875	$ -
Office equipment	483	(48)	435	-
	$ 25,483	$ (3,173)	$ 22,310	$ -

NOTE 5 – INTEREST IN MINERAL PROPERTIES

	December 31, 2002	December 31, 2001
Exploration and development costs:		
Incurred during the period:		
Field supplies and other	$ 121,728	$ 31,476
Drilling	57,784	101,559
Food, lodging and travel	69,387	66,170
Helicopter	16,245	34,959
Geological consulting	43,117	81,907
Geological reports	9,737	17,625
Yukon tax credit	(78,830)	-
	239,168	333,696
Balance, beginning of year	333,696	-
Balance, end of year	572,864	333,696
Acquisition costs	202,631	166,631
	$ 775,495	$ 500,327

	December 31, 2002	December 31, 2002
Allocation		
Mayo Mining District BX Claims, Yukon	$ 744,495	$ 500,327
Ungava Region, Quebec	31,000	-
	$ 775,495	$ 500,327

The Company has a 100% interest, subject to a 1% NSR royalty, in certain mineral claims located in the Mayo Mining District in the Yukon Territories known as the BX Claims. The Company also has a 100% interest in additional claims in the Dawson Mining District located adjacent to the BX Claims.

The Company entered into a letter agreement dated November 20, 2002 to acquire a 100% interest in 31,000 acres of mineral claims ("the Properties") located in the province of Quebec, subject to a 1% net smelter returns royalty. The 1% NSR royalty can be reduced to ½% by paying $1,000,000. The Company paid $31,000 and must issue 310,000 common shares of the Company. This agreement is subject to the execution of a formal agreement and the receipt of regulatory approval.

NOTE 6 - RELATED PARTY TRANSACTIONS

a) During the year ended December 31, 2002 the Company incurred $42,000 (five-month period ended December 31, 2001 - $17,500) for management fees to a private company controlled by two directors of the Company. At December 31, 2002 a net amount of $2,644 (December 31, 2001 – due from $4,946) is owing to this company and the two directors. The Company owes $2,386 at December 31, 2002 (December 31, 2001 - $2,351) to other related parties, representing cash advances towards expenditures to be incurred on the Company's behalf. These amounts are unsecured and have no specific terms for repayment.

b) During the year ended December 31, 2002 the Company incurred $5,417 (five months ended December 31, 2001- $20,184) in professional fees to a legal firm of which a director of the Company is an employee.

c) The above-noted transactions were recorded at exchange value, which was the amount of consideration established and agreed to by the related parties.

d) Refer to Note 7.

NOTE 7 – LIABILITY TO ISSUE SHARES

The Company received proceeds of $50,000 from a non-brokered private placement with a private company controlled by two directors of the Company consisting of 500,000 units at a price of $0.10 per unit. Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional share at a price of $0.10 per share for a two-year period. The proceeds from the private placement will be used for the Quebec property acquisition and for general working capital. The shares were issued subsequent to December 31, 2002.

NOTE 8 - SHARE CAPITAL

Authorized:
100,000,000 common shares without par value

	Shares	Value
Issued:		
Balance as at July 31, 2001	18,324,179	$ 3,987,347
Issued during the five-month period		
- by way of private placement	6,400,000	640,000
Balance as at December 31, 2001	24,724,179	4,627,347
Issued during the year		
- for cash by exercise of stock options	2,372,417	243,642
Balance at December 31, 2002	27,096,596	$ 4,870,989

Share purchase warrants are outstanding to purchase up to 6,400,000 common shares exercisable at a price of $0.15 per share on or before September 23, 2003.

Refer to Note 7.

REGENT VENTURES LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 9 – COMPARATIVE FIGURES

During the prior period, the Company changed its fiscal year end from July 31 to December 31. The comparative financial period has been presented in accordance with National Policy #51 during this "New Financial Year". There is not a readily comparative financial statement for the year ended December 31, 2002; therefore, the Company stated its comparative financial statements for the five-month period ended December 31, 2001, and the twelve month period ended July 31, 2001.

NOTE 10 – STOCK OPTIONS

The Board of Directors is authorized to grant options to directors, officers, consultants or employees to acquire up to 10% of issued and outstanding common shares. The exercise price of options granted shall not be less than the price permitted by any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction. A summary of the changes in the Company's common share purchase options is presented below:

	Year ended December 31, 2002		Five months ended December 31, 2001	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of period	1,832,417	$ 0.10	1,832,417	$ 0.10
Granted	3,240,000	0.16	-	-
Exercised	(2,372,417)	0.10	-	-
Forfeited / Cancelled	-	-	-	-
Balance, end of period	2,700,000	$ 0.17	1,832,417	$ 0.10

Director and employee stock options are outstanding to purchase up to 2,700,000 common shares as follows: 100,000 common shares exercisable at a price of $0.10 per share up to April 26, 2003; and 2,600,000 common shares exercisable at a price of $0.17 per share up to June 28, 2004.

The fair value of the options granted during the year was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 5%, expected volatility of 90%, an expected option life of two years and no expected dividends. Had the Company determined compensation cost based on the fair value at the date of grant for its stock options, net loss would have increased by $256,200 for the year ended December 31, 2002.

Regent Ventures Ltd.
Form 51-901F - Quarterly Report
For Three Months Ended December 31, 2002

Schedule B:

1. *Analysis of deferred exploration costs*: See Schedule A.

2. *Related party transactions*: See Schedule A.

3. *Summary of securities issued and options granted during the period:*

   a) Summary of securities issued during the three months ended December 31, 2002: **NIL**

Date of Issue	Type of Security	Type of Issue	Number	Price	Consideration	Proceeds	Commission paid

   b) Summary of options granted during the three months ended December 31, 2002: **NIL**

Date of Issue	Name of Optionee	Type of security	Number	Exercise price	Expiry date

4. *Summary of securities as at the end of the reporting period*

   a) Authorized share capital: 100,000,000 common shares without par value.

   b) Issued share capital: 27,096,596 common shares without par value.

   c) Options and Warrants outstanding: See Schedule A.

   d) Number of shares held in escrow: NIL

5. *Directors and Officers as at February 24, 2003:*

Directors	Officers
Eberhard Mueller	Eberhard Mueller, President
Richard Wilson	Doug Eacrett, Secretary
Edwin Ruh	Joel Brownstein, Vice-President, Finance
Doug Eacrett	

Regent Ventures Ltd.
Form 51-901F - Quarterly Report
For Three Months Ended December 31, 2002

Schedule C:

Management Discussion

The Issuer is a junior resource company engaged in the exploration and development of mineral resources properties with its principal focus on gold and other precious metals. The Issuer is also pursuing joint venture opportunities for oil well production enhancement.

The Issuer's mineral resource holdings consist of a 100% interest in approximately 250 claims comprising approximately 10,000 acres located in the Mayo Mining District, Yukon Territory (the "Red Mountain Property"). 68 of the claims, known as the BX Claims, are subject to a 1.0% royalty. The Red Mountain Property is situated in the Tintina Gold Belt of the Yukon and is being explored for gold mineralization. On November 20, 2002, the Issuer entered into an agreement to acquire 30,000 acres of claims in the Ungava area of the Province of Quebec. The Ungava area is being explored for nickel, platinum and palladium mineralization.

In addition to its mineral properties, the Issuer holds a non-exclusive worldwide right to market and distribute KH-30, an environmentally friendly, biodegradable solvent that has been proven successful in reducing paraffin in oil well bores and flow lines and thereby increasing oil flow.

The Issuer has commenced its planning for its 2003 exploration program to be carried out this summer. The Issuer plans to continue with its exploration and drilling program on the Red Mountain Property and specifically to follow up on the recommendations of its geologists based on last year's results. Due to climatic conditions, no exploration activity was undertaken on either the Red Mountain or the Ungava properties during this quarter.

Issuer had working capital of $16,402 as compared with $160,769 at December 31, 2001. During 2001, the Issuer raised $ The Issuer incurred a total of $317,998 in exploration expenditures during the year ended December 31, 2002 which is not materially different from the $333,696 in exploration expenses incurred during the year ended December 31, 2001. As an offset to these expenses in 2002, the Issuer received a Yukon tax credit of $78,830 with respect to expenses incurred in 2001. The Issuer has applied for a similar credit ($79,500) with respect to 2002 exploration expenditures which, if granted, would be received during 2003.

Expenses incurred in the conduct of the Issuer's corporate administration for the year ended December 31, 2002 amounted to $141,095 as compared with $81,355 for the five months in the stub year ended December 31, 2001. Because of the short year in 2001, the expenses are not readily comparable. Management fees and rent expenses are not materially different on a pro rata basis. Professional fees and property investigation costs have reduced in 2002 due to less activity in these areas by the Issuer. Three new categories of expense being reported in 2002: (i) amortization expense of $3,173 representing the amortization of mining equipment purchased during 2002; (ii) telephone expense of $13,677 which was formerly included in office and general expense and which increased this year due to the cost of communications with field crews during the exploration program; and (iii) travel and accommodation expense of $13,477 representing the cost of field visits by management and non-exploration staff.

The Issuer has no operating revenues and finances its operations principally through the sale of shares in its capital. In the short term, directors of the Issuer have provided cash advances to meet urgent operating needs. At December 31, 2002, the 640,000 by way of a private placement offering of its securities. The working capital at December 31, 2001 was the balance of these funds remaining after payment of exploration and corporate administration expenses for that year. During 2002, the Issuer financed its operations in part with the proceeds of the exercise of stock options during the year ($243,642) , in part from the working capital on hand at the beginning of the year and in part through the proceeds ($50,000) of a private placement entered into in November, 2002.

During 2003, the Issuer's planned exploration activities along with the administration of its corporate affairs will be funded in part from working capital on hand and in part from the sale of shares in the Issuer's capital, the latter from the exercise of outstanding warrants and incentive stock options or from additional private placements of its securities.

During the year ended December 31, 2002, the Issuer accrued or paid:

1. Management fees of $42,000 to Mercap Investments Inc., a private company owned fifty percent by Ed Mueller, President and a director of the Issuer, and fifty percent by Richard Wilson, a director of the Issuer; and

2. Professional fees of $5,417 to a legal firm of which a director and officer of the Issuer is an employee.

During 2002, directors or companies controlled by directors advanced funds from time to time as required by the Issuer. At December 31, 2002, a total of $4,544 was due by the Issuer to such directors or the companies controlled by them.

No investor relations activities were undertaken by or on behalf of the Issuer during the period and no investor relations arrangements or contracts were entered into by the Issuer during the period.

82-2000

FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF **REGENT VENTURES LTD.** (THE "COMPANY") FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF THE MEMBERS TO BE HELD ON MARCH 31, 2003.

The undersigned, a registered Member of the Company, hereby appoints Eberhard Mueller, or failing him, Richard Wilson, both Directors of the Company, or instead of either of them ______________________ as Proxy, with power of substitution to attend and vote for the undersigned at the Annual and Special General Meeting of the Members of the Company to be held on March 31, 2003 and at any adjournment thereof. The undersigned hereby revokes any Instrument of Proxy heretofore given with reference to the Meeting or any adjournment thereof.

The Proxyholder is hereby directed to vote on any poll as follows:

1. FOR ( ) OR WITHHOLD FROM VOTING FOR ( ) the appointment of Lancaster & David, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors.

2. FOR ( ) OR AGAINST ( ) the ratification, confirmation and approval of all acts, deeds and things done by and the proceedings of the Directors and Officers of the Company on its behalf since the last Annual General Meeting.

3. FOR ( ) OR AGAINST ( ) determining the number of Directors at three.

4. The election of the following as Directors:

   (a) EBERHARD MUELLER: FOR ( ) OR WITHHOLD FROM VOTING ( )

   (b) RICHARD D. WILSON: FOR ( ) OR WITHHOLD FROM VOTING ( )

   (c) DOUGLAS E. EACRETT: FOR ( ) OR WITHHOLD FROM VOTING ( )

5. FOR ( ) OR AGAINST ( ) approving, subject to approval thereof by the TSX Venture Exchange, the proposed stock option plan for implementation by the Company.

NOTES:

1. The securities represented by Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting. IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITORS. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters, which may properly come before the Meeting.

2. EACH MEMBER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT THE MEMBER AT THE ANNUAL AND SPECIAL GENERAL MEETING OF MEMBERS OTHER THAN THE MANAGEMENT NOMINEES.

   If you desire to designate as Proxy a person other than Eberhard Mueller or Richard Wilson, the management nominees, you should strike out their names and insert in the space provided the name of the person you desire to designate as Proxy or complete another Form of Proxy.

3. A Proxy to be valid, must be dated and signed by the Member or the Member's attorney authorized in writing or, where the Member is a corporation, by a duly authorized officer or attorney of the corporation. If the Proxy is executed for an individual Member, or by an officer or attorney of a corporate Member not under its common seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof must accompany the Proxy instrument.

4. A Proxy, to be effective, must be deposited at the registered office of the Company's Transfer Agent, Pacific Corporate Trust Company at 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

____
Signature

____
Name (Please Print)

____
Address

____

____
Number of Shares

DATED this ______ day of __________________, 2003.

82-2000

SUPPLEMENTAL MAILING LIST RETURN CARD

RETURN CARD

TO: **REGENT VENTURES LTD.**

The undersigned certifies that he/she is the owner of securities of Regent Ventures Ltd. (the "Company") and requests that he/she be placed on the Company's Supplemental Mailing List in respect of its interim financial statements.

DATED: ____________________

____
Signature

____
Name - Please print

____
Address

____

NOTE:

If you wish to be included in the Company's Supplemental Mailing List in order to receive its interim financial statements, please complete and return this card to the Company's registered office at #501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6.